Exhibit 99.9

ISOS ACQUISITION CORP.

Nominating Committee Charter

I.	General Statement of Purpose

The Nominating Committee (the “Nominating Committee”) of the Board of Directors (the “Board”) of Isos Acquisition Corp. (the “Company”) is responsible for identifying individuals qualified to become board members, consistent with criteria approved by the Board, with the goal of creating a balance of knowledge, experience and diversity; and recommending that the Board select the director nominees for election at each annual meeting of shareholders. The Nominating Committee is also responsible for developing and recommending to the Board a set of corporate governance guidelines applicable to the Company, periodically reviewing such guidelines and recommending any changes thereto, and overseeing the evaluation of the Board.

II.	Nominating Committee Composition

The number of individuals serving on the Nominating Committee shall be fixed by the Board from time to time but shall consist of no fewer than two members, each of whom shall satisfy the independence standards established pursuant to applicable independence requirements of the Company corporate governance guidelines, the New York Stock Exchange and any other applicable regulatory requirements, subject to the phase-in period permitted under the rules of the New York Exchange under which the Committee is required to have only one independent member at the time of listing, a majority of independent members within 90 days of listing and all independent members within one year of listing.

The members of the Nominating Committee shall be appointed annually by the Board and may be replaced or removed by the Board at any time with or without cause. Resignation or removal of the Director from the Board, for whatever reason, shall automatically constitute resignation or removal, as applicable, from the Nominating Committee. Vacancies occurring, for whatever reason, may be filled by the Board. The Board shall designate one member of the Nominating Committee to serve as Chair of the Nominating Committee.

III.	Meetings

The Nominating Committee shall meet as often as it determines is appropriate to carry out its responsibilities. The Nominating Committee may meet in person or by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, with any additional meetings as deemed necessary or appropriate by the Nominating Committee. A majority of the members of the Nominating Committee shall constitute a quorum for purposes of holding a meeting and the Nominating Committee may act by a vote of a majority of members present at such meeting. In lieu of a meeting, the Nominating Committee may act by unanimous written consent.

IV.	Nominating Committee Activities

The Nominating Committee’s purpose and responsibilities shall be to:

A.	Review of Charter

●	Review and reassess the adequacy of this Charter annually and submit any proposed changes to the Board for approval.

B.	Performance Evaluation of the Nominating Committee

●	Undertake periodically a performance evaluation of the Nominating Committee and report to the Board on the results of such evaluation.

C.	Selection of New Directors

●	Recommend to the Board criteria for Board and committee membership, which shall include a description of any specific, minimum qualifications that the Nominating Committee believes must be met by a Nominating Committee-recommended nominee, and a description of any specific qualities or skills that the Nominating Committee believes are necessary for one or more of the Company’s directors to possess, and annually reassess the adequacy of such criteria and submit any proposed changes to the Board for approval.

●	Establish a policy with regard to the consideration of director candidates recommended by shareholders.

●	Establish procedures to be followed by securityholders in submitting recommendations for director candidates to the Nominating Committee.

●	Establish a process for identifying and evaluating nominees for the Board, including nominees recommended by securityholders.

●	Upon identifying individuals qualified to become members of the Board, consistent with the minimum qualifications and other criteria set forth in Exhibit A hereto, as updated and approved by the Board from time to time, recommend that the Board select the director nominees for election at each annual meeting of shareholders; provided that, if the Company is legally required by contract or otherwise to provide third parties with the ability to nominate individuals for election as a member of the Board (pursuant, for example, to the rights of holders of preferred shares to elect directors upon a dividend default or in accordance with shareholder agreements or management agreements), the selection and nomination of such director nominees shall be governed by such contract or other arrangement and shall not be the responsibility of the Nominating Committee.

●	Consider recommendations in light of the requirement that a majority of the Board be comprised of directors who meet the independence requirements of the Company’s corporate governance guidelines, the New York Stock Exchange and any other applicable regulatory requirements.

●	Recommend that the Board select the directors for appointment to committees of the Board.

●	Review all shareholder nominations and proposals submitted to the Company (including any proposal relating to the procedures for making nominations or electing directors), determine whether the nomination or proposal was submitted in a timely manner and, in the case of a director nomination, whether the nomination and the nominee satisfy all applicable eligibility requirements, and recommend to the Board appropriate action on each such nomination or proposal.

D.	Corporate Governance Guidelines

●	Develop and recommend to the Board a set of Corporate Governance Guidelines applicable to the Company that satisfy the standards of the New York Stock Exchange and any other applicable regulatory requirements.

●	Review and reassess the adequacy of the Corporate Governance Guidelines annually and recommend any proposed changes to the Board for approval.

E.	Evaluation of Board of Directors

●	Oversee periodic evaluations of the Board and its committees.

F.	Matters Relating to Retention and Termination of Search Firms to Identify Director Candidates

●	Exercise sole authority to retain and terminate any search firm that is to be used by the Company to assist in identifying director candidates. The Nominating Committee shall also have sole authority to approve any such search firm’s fees and other retention terms.

G.	Succession Planning

●	Review and discuss with the Board corporate succession plans for the CEO and other key officers of the Company.

V.	General

●	The Nominating Committee may establish and delegate authority to subcommittees consisting of one or more of its members, when the Nominating Committee deems it appropriate to do so in order to carry out its responsibilities.

●	The Nominating Committee shall make regular reports to the Board concerning areas of the Nominating Committee’s responsibility.

●	In carrying out its responsibilities, the Nominating Committee shall be entitled to rely upon advice and information that it receives in its discussions and communications with management and such experts, advisors and professionals with whom the Nominating Committee may consult. The Nominating Committee shall have the authority to request that any officer or employee of the Company, the Company’s outside legal counsel, the Company’s independent auditor or any other professional retained by the Company to render advice to the Company attend a meeting of the Nominating Committee or meet with any members of or advisors to the Nominating Committee. The Nominating Committee shall also have the authority to engage legal, accounting or other advisors to provide it with advice and information in connection with carrying out its responsibilities and shall have sole authority to approve any such advisor’s fees and other retention terms.

●	The Nominating Committee may perform such other functions as may be requested by the Board from time to time.

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Adopted:

3

Exhibit A

Guidelines for Selecting Director Nominees

In its evaluation of director candidates, including the members of the Board eligible for re-election, the Nominating Committee will consider the following:

●	The current size and composition of the Board and the needs of the Board of Directors and the respective committees of the Board.

●	Such factors as character, integrity, professionalism, judgment, diversity, independence, skills, education, expertise, business acumen, business experience, length of service, understanding of the Company’s business and industry, other commitments and the like. The Nominating Committee evaluates these factors, among others, and does not assign any particular weight or priority to any of these factors.

●	Whether the proposed director candidate has demonstrated notable or significant achievements in business, education or public service, and possesses the requisite intelligence, education, experience and dedication to make a significant contribution to the Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations

●	Whether the proposed director candidate, if elected, assists in achieving a mix of Board members that represents a diversity of background and experience, inclusive of gender, race, ethnicity, age, gender identity, gender expression and sexual orientation.

●	Other factors that the Nominating Committee may consider appropriate.

The Nominating Committee requires the following minimum qualifications to be satisfied by any nominee for a position on the Board:

●	High standards of personal and professional ethics and integrity.

●	Proven achievement and competence in the nominee’s field and the ability to exercise sound business judgment.

●	Skills that are complementary to those of the existing Board.

●	The ability to assist and support management and make significant contributions to the Company’s success.

●	An understanding of the fiduciary responsibilities that is required of a member of the Board and the commitment of time and energy necessary to diligently carry out those responsibilities.

The Nominating Committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the Board. The Nominating Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific Board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of Board members.

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Adopted _________, ____.